UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                               PIPELINE DATA INC.
                               ------------------
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)

                                   724059-10-0
                                   -----------
                                 (CUSIP Number)


                             Leslie J. Croland, Esq.
                        Edwards Angell Palmer & Dodge LLP
                      One North Clematis Street, Suite 400
                         West Palm Beach, FL 33401-5552
                                 (561) 833-7700
                                 --------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 August 4, 2008
                                 --------------
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

(1)  NAME OF REPORTING PERSON

     David Danzig
--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)[X]
     (b)[ ]
--------------------------------------------------------------------------------
(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS

     PF
--------------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------

         NUMBER OF         (7)     SOLE VOTING POWER
         SHARES                    4,699,139
         BENEFICIALLY      -----------------------------------------------------
         OWNED BY          (8)     SHARED VOTING POWER
         EACH                      0
         REPORTING         -----------------------------------------------------
         PERSON            (9)     SOLE DISPOSITIVE POWER
         WITH                      4,699,139
                           -----------------------------------------------------
                           (10)    SHARED DISPOSITIVE POWER
                                   0
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,699,139
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)[ ]
--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.44%
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON IN

(1)  NAME OF REPORTING PERSON

     Gregory Danzig
--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a) [X]
     (b) [ ]
--------------------------------------------------------------------------------
(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS

     PF
--------------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------

         NUMBER OF         (7)     SOLE VOTING POWER
         SHARES                    4,699,029
         BENEFICIALLY      -----------------------------------------------------
         OWNED BY          (8)     SHARED VOTING POWER
         EACH                      0
         REPORTING         -----------------------------------------------------
         PERSON            (9)     SOLE DISPOSITIVE POWER
         WITH                      4,699,029
                           -----------------------------------------------------
                           (10)    SHARED DISPOSITIVE POWER
                                   0
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,699,029
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)
--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.44%
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON IN

(1)  NAME OF REPORTING PERSON

     Kauai Investment Holdings, LLC
--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a) [X]
     (b) [ ]
--------------------------------------------------------------------------------
(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS

     AF
--------------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Florida
--------------------------------------------------------------------------------

         NUMBER OF         (7)     SOLE VOTING POWER
         SHARES                    4,699,029
         BENEFICIALLY      -----------------------------------------------------
         OWNED BY          (8)     SHARED VOTING POWER
         EACH                      0
         REPORTING         -----------------------------------------------------
         PERSON            (9)     SOLE DISPOSITIVE POWER
         WITH                      4,699,029
                           -----------------------------------------------------
                           (10)    SHARED DISPOSITIVE POWER
                                   0
--------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,699,029
--------------------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)
--------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      9.44%
--------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON OO

This Amendment No. 8 to Statement on Schedule 13D is filed jointly by David Danzig, Gregory Danzig and Kauai Investment Holdings, LLC (collectively, the "Reporting Persons") and amends and supplements the following:

      (a) (i) the Statement on Schedule 13D (the "GD Schedule") filed jointly on December 30, 2005 by Gregory Danzig and Kauai Investment Holdings, LLC ("Kauai"); (ii) Amendment No. 1 to the GD Schedule filed jointly on October 31, 2006; (iii) Amendment No. 2 to the GD Schedule filed jointly on December 7, 2006; (iv) Amendment No. 3 to the GD Schedule filed jointly on July 5, 2007; (v) Amendment No. 4 to the GD Schedule filed jointly on January 7, 2008; (vi) Amendment No. 5 to the GD Schedule filed jointly on March 10, 2008; (vii) Amendment No. 6 to the GD Schedule filed jointly on May 5, 2008; and
            (viii) Amendment No. 7 to the GD Schedule filed jointly on July 1, 2008; and

      (b) (i) the Statement on Schedule 13D (the "DD Schedule") filed on December 30, 2005 by David Danzig; (ii) Amendment No. 1 to the DD Schedule filed on October 31, 2006; (iii) Amendment No. 2 to the DD Schedule filed on December 7, 2006; (iv) Amendment No. 3 to the DD Schedule filed on July 5, 2007; (v) Amendment No. 4 to the DD Schedule filed on January 7, 2008; (vi) Amendment No. 5 to the DD Schedule filed on March 10, 2008; (vii) Amendment No. 6 to the DD Schedule filed jointly on May 5, 2008 and (viii) Amendment No. 7 to the DD Schedule filed on July 1, 2008.

Item 2.  Identity and Background.

The information required to be set forth in Item 2 is set forth in Item 2 of the GD Schedule and the DD Schedule.

Item 3.  Source and Amount of Funds or Other Consideration.

The information required to be set forth in Item 3 is set forth in Item 3 of the GD Schedule and the DD Schedule.

Item 4.  Purpose of Transaction.

         The information set forth in Item 4 is hereby amended by adding the following:

         As more fully disclosed in this Item 4, the Reporting Persons have entered into an agreement with Pipeline Data Inc. ("Pipeline") foregoing their right, under certain conditions, to be paid approximately $14.2 million in cash, plus accrued interest under their put right in exchange for the payment by Pipeline of $9 million in cash and the ability to retain 2 million of the shares of Pipeline common stock issued to them in connection with the merger in 2005 of their company, Charge.com, Inc., with Pipeline.

         Under the Eighth Amendment to the Agreement and Plan of Merger among the Reporting Persons, Pipeline, Charge.com Acquisition, Inc. and Charge.com, Inc. (the "Merger Agreement"), the Reporting Persons had the right to require Pipeline to repurchase 9,398,058 shares of Pipeline common stock issued to the Reporting Persons under the Merger Agreement at the purchase price of $1.5662 per share (the "Per Share Purchase Price"), plus interest or additional amounts payable in respect thereof (the "Put Right"). Additionally, Pipeline had the right to repurchase 9,398,058 shares of Pipeline common stock issued to the Reporting Persons under the Merger Agreement at the Per Share Purchase Price, plus any interest or additional amounts payable in respect thereof (the "Call Right"). Upon exercise of the Put Right or the Call Right, Pipeline would have been required to pay to the Reporting Persons a total of approximately $14.72 million, plus interest accruing as of July 1, 2008 at the rate of 18% per annum.

         On August 4, 2008, the Reporting Persons entered into a Put Modification Agreement (the "Modification Agreement") with Pipeline and Charge.com, Inc., a wholly-owned subsidiary of Pipeline. Pursuant to the Modification Agreement, if prior to the Deadline Date (as defined below) Pipeline pays a total of $9 million to the Reporting Persons ($4.5 million to Gregory Danzig and Kauai, collectively, and $4.5 million to David Danzig) (the "Modified Put Payment") for the repurchase of a total of 7,398,058 shares of Pipeline common stock (3,699,029 shares issued in the name of Kauai and 3,699,029 shares issued in the name of David Danzig), then (i) the Reporting Persons' Put Right shall automatically be deemed settled and terminated; and
(ii) Pipeline's Call Right shall automatically be deemed terminated.

         If the Modified Put Payment to repurchase the 7,398,058 shares of Pipeline common stock held by the Reporting Persons is made prior to the earliest to occur of (a) September 15, 2008, (b) the termination of the Agreement and Plan of Merger dated as of May 16, 2008 by and among Pipeline, COCARD Merger Sub, LLC and COCARD Marketing Group, LLC and (c) the closing of the transactions contemplated by such Agreement and Plan of Merger (the "Deadline Date"), then David Danzig would own 1,000,110 shares of Pipeline common stock and Kauai would own 1,000,000 shares of Pipeline common stock. Gregory Danzig, as the sole officer and manager of Kauai, would exercise sole voting and dispositive power with regard to the shares owned by Kauai.

         If the Modified Put Payment is not made by the Deadline Date, then on the first business day following the Deadline Date, the Reporting Persons would automatically be deemed to have exercised their Put Right as to 9,398,058 shares of Pipeline common stock and Pipeline would be required to pay to the Reporting Persons a total of approximately $14.72 million, plus interest accruing as of July 1, 2008 at the rate of 18% per annum. After the repurchase of the 9,398,058 shares, David Danzig would own 110 shares of Pipeline common stock and Kauai would not own any shares of Pipeline common stock.

         The foregoing description of the Modification Agreement does not purport to be complete and is qualified in its entirety by reference to the Modification Agreement attached hereto as Exhibit J and incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

The information required to be set forth in Item 5 is set forth in Item 5 of the GD Schedule and the DD Schedule.

Item 7.  Material to Be Filed as Exhibits.

Exhibit A         Agreement to Jointly File Statement on Schedule 13D.

Exhibit B         Lock Up Agreement dated December 19, 2005 between Pipeline Data Inc., David Danzig and Gregory Danzig.
                  (1)

Exhibit C         Second Amendment to Agreement and Plan of Merger dated October 26, 2006 among Pipeline Data Inc., David
                  Danzig and Gregory Danzig. (2)

Exhibit D         Third Amendment to Agreement and Plan of Merger dated December 5, 2006 among Pipeline Data Inc.,
                  Charge.com Acquisition, Inc., Gregory Danzig and David Danzig. (3)

                                      -6-

Exhibit E         Fourth Amendment to Agreement and Plan of Merger dated July 3, 2007 among Pipeline Data Inc., Charge.com
                  Acquisition, Inc., Gregory Danzig and David Danzig. (4)

Exhibit F         Fifth Amendment to Agreement and Plan of Merger dated as of December 28, 2007 among Pipeline Data Inc.,
                  Charge.com Acquisition, Inc., Gregory Danzig and David Danzig. (5)

Exhibit G         Sixth Amendment to Agreement and Plan of Merger dated as of March 4, 2008 among Pipeline Data Inc.,
                  Charge.com Acquisition, Inc., Gregory Danzig and David Danzig. (6)

Exhibit H         Seventh Amendment to Agreement and Plan of Merger dated as of April 30, 2008 among Pipeline Data Inc.,
                  Charge.com Acquisition, Inc., Gregory Danzig and David Danzig. (7)

Exhibit I         Eighth Amendment to Agreement and Plan of Merger dated June 30, 2008 among Pipeline Data Inc.,
                  Charge.com Acquisition, Inc., Gregory Danzig and David Danzig. (8)

Exhibit J         Put Modification Agreement dated August 4, 2008 among Pipeline Data Inc., Charge.com, Inc., Gregory
                  Danzig, Kauai Investment Holdings, LLC and David Danzig.

--------------------------
(1) Previously filed as Exhibit B to the initial Schedule 13D of Gregory Danzig and Kauai Investment Holdings, LLC and as an exhibit to the initial
      Schedule 13D of David Danzig.
(2) Previously filed as Exhibit C to Amendment No. 1 to the Schedule 13D of Gregory Danzig and Kauai Investment Holdings, LLC and as Exhibit B to Amendment No. 1 to the Schedule 13D of David Danzig.
(3) Previously filed as Exhibit D to Amendment No. 2 to the Schedule 13D of Gregory Danzig and Kauai Investment Holdings, LLC and as Exhibit C to Amendment No. 2 to the Schedule 13D of David Danzig.
(4) Previously filed as Exhibit E to Amendment No. 3 to the Schedule 13D of Gregory Danzig and Kauai Investment Holdings, LLC and as Exhibit D to Amendment No. 3 to the Schedule 13D of David Danzig.
(5) Previously filed as Exhibit F to Amendment No. 4 to the Schedule 13D of Gregory Danzig and Kauai Investment Holdings, LLC and as Exhibit E to Amendment No. 4 to the Schedule 13D of David Danzig.
(6) Previously filed as Exhibit G to Amendment No. 5 to the Schedule 13D of Gregory Danzig and Kauai Investment Holdings, LLC and as Exhibit F to Amendment No. 5 to the Schedule 13D of David Danzig.
(7) Previously filed as Exhibit H to Amendment No. 6 to the Schedule 13D of Gregory Danzig and Kauai Investment Holdings, LLC and as Exhibit G to Amendment No. 6 to the Schedule 13D of David Danzig.
(8) Previously filed as Exhibit I to Amendment No. 7 to the Schedule 13D of Gregory Danzig and Kauai Investment Holdings, LLC and as Exhibit H to Amendment No. 7 to the Schedule 13D of David Danzig.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 6, 2008


                                              Kauai Investment Holdings, LLC

                                              By: /s/ Gregory Danzig
                                                  ------------------------------
                                                  Gregory Danzig, Sole Manager

                                              /s/ Gregory Danzig
                                              ------------------
                                              Gregory Danzig

                                              /s/ David Danzig
                                              ----------------
                                              David Danzig

                                                                       EXHIBIT A

                            AGREEMENT TO JOINTLY FILE
                            STATEMENT ON SCHEDULE 13D

            The undersigned hereby agree jointly to prepare and file with regulatory authorities a Statement on Schedule 13D and any amendments thereto reporting each of the undersigned's ownership of securities of Pipeline Data Inc. and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.


Dated:  August 6, 2008


                                              Kauai Investment Holdings, LLC

                                              By: /s/ Gregory Danzig
                                                  ------------------------------
                                                  Gregory Danzig, Sole Manager

                                              /s/ Gregory Danzig
                                              ------------------
                                              Gregory Danzig

                                              /s/ David Danzig
                                              ----------------
                                              David Danzig

                                                                       EXHIBIT J


                           PUT MODIFICATION AGREEMENT

         PUT MODIFICATION AGREEMENT (this "Agreement") dated as of August 4, 2008 by and among Pipeline Data Inc., a Delaware corporation ("PPDA"), Charge.com, Inc., a Delaware corporation (formerly known as Charge.com Acquisition, Inc.) and wholly-owned subsidiary of PPDA (the "Company"), Gregory Danzig ("GD"), Kauai Investment Holdings, LLC, a Florida limited liability company ("Kauai"), and David Danzig ("DD" and, together with GD, the "Shareholders"). The parties to this Agreement are sometimes referred to herein as the "Parties."

         WHEREAS, PPDA, the Company, Charge.com, Inc., a Florida corporation, and the Shareholders are parties to an Agreement and Plan of Merger dated as of July 15, 2005 (as amended to date, the "Merger Agreement"). Capitalized terms not defined herein shall have the meaning ascribed to them in the Merger Agreement; and

         WHEREAS, under the Merger Agreement, (x) GD and Kauai were collectively issued 4,699,029 shares of PPDA Common Stock, par value $0.001 per share ("PPDA Common Stock"), and (y) DD was issued 4,699,029 shares of PPDA Common Stock; and

         WHEREAS, pursuant to the Merger Agreement, PPDA had the obligation to list the PPDA Common Stock on the Nasdaq Small Cap Market or AMEX by September 30, 2006 (the "Listing Obligation"); and

         WHEREAS, pursuant to the Merger Agreement (in particular Sections 5.10 and 6.11), if the Listing Obligation was not fulfilled, each Shareholder had the right to require PPDA to repurchase the shares of PPDA Common Stock issued to such Shareholder under the Merger Agreement at the Per Share Purchase Price (as defined most recently in the Eighth Amendment (as defined below)), including any interest or additional amounts payable in respect thereof (such right and any and all rights directly incident to such right, collectively, the "Put Right"); and

         WHEREAS, PPDA, the Company and the Shareholders entered into the Eighth Amendment to the Merger Agreement dated as of June 30, 2008 by and among PPDA, the Company and the Shareholders (the "Eighth Amendment") covering, among other things, modifications to the Put Right; and

         WHEREAS, in connection with the Merger Agreement, (a) DD and the Company entered into a Consulting Agreement dated as of December 19, 2005 (the "DD Consulting Agreement"), (b) GD and the Company entered into an Employment Agreement dated as of December 19, 2005 (the "GD Employment Agreement"), and (c) PPDA, the Company, the Shareholders and Iron Mountain Intellectual Property Management, Inc. ("Iron Mountain") entered into a Master Domain Name Transfer Documentation Escrow Agreement dated as of August 15, 2007 (the "Domain Name Escrow Agreement"); and

         WHEREAS, PPDA is currently party to an Agreement and Plan of Merger (the "COCARD Merger Agreement") with, among others, COCARD Marketing Group, LLC ("COCARD"), pursuant to which PPDA (and/or a subsidiary of PPDA) will be merging with or otherwise combining its business with COCARD (and/or a subsidiary of COCARD) (the "Transaction"); and

         WHEREAS, the parties to the COCARD Merger Agreement (and any lenders providing financing for or in connection with the Transaction) view this Agreement as integral to the Transaction (and/or such financing) and are requiring this Agreement to be entered into as a condition to the closing of the Transaction (and/or such financing); and

         WHEREAS, the Parties desire to enter into this Agreement to provide for the modification and potential settlement of the Put Right as well as other outstanding issues relating to the Merger Agreement and the transactions contemplated thereby.

         NOW, THEREFORE, in consideration of the mutual premises and covenants set forth herein and other good and valuable consideration, the receipt and sufficiency of all of which are hereby acknowledged the parties hereto agree as follows:

1. PUT RIGHT MODIFICATION AND POTENTIAL WAIVER. If the Modification Conditions (as defined in Section 2 below) are fully satisfied on or prior to the earliest to occur of (a) September 15, 2008, (b) the termination of the COCARD Merger Agreement and (c) the closing of the Transaction (such earliest date, the "Deadline Date"), then the Put Right payment, waiver and release provisions of
Section 2 shall be applicable. If the Modification Conditions are not fully satisfied on or prior to the Deadline Date, then the Put Right exercise and payment provisions of Section 3 shall be applicable.

2. WAIVER OF PUT RIGHT IF MODIFICATION CONDITIONS ARE FULLY SATISFIED ON OR PRIOR TO THE DEADLINE DATE.

         (a) MODIFICATION CONDITIONS. In the event that on or prior to the Deadline Date, PPDA (i) pays to GD and Kauai, collectively, in immediately available U.S. funds via wire transfer to an account designated by GD on or prior to the Deadline Date, $4,500,000 (the "GD Stock Payment"), (ii) issues to GD or Kauai (as directed by GD), collectively, a stock certificate representing 61,760 shares of the PPDA Common Stock (representing the PPDA Common Stock from the GD Stock Certificate (as defined below) that is not being repurchased hereunder), (iii) pays to DD, in immediately available U.S. funds via wire transfer to an account designated by DD on or prior to the Deadline Date, $4,500,000 (the "DD Stock Payment"), (iv) issues to DD a stock certificate representing 530,880 shares of the PPDA Common Stock (representing the PPDA Common Stock from the DD Stock Certificate (as defined below) that is not being repurchased hereunder), and (v) pays to the Shareholders in immediately available U.S. funds via wire transfer to an account designated by the Shareholders on or prior to the Deadline Date the legal fees and expenses described in the second and third sentences of Section 9 (the conditions described above in clauses (i) through (v) above, the "Modification Conditions"), then

                  (x) the Put Right shall automatically be deemed settled and terminated, and the Shareholders and Kauai shall be deemed to have waived and released all claims, actions and suits each of them may have against PPDA, the Company and their respective, affiliates, successors and assigns, present and former officer, directors, shareholders, representatives, agents, and employees, in their individual and representative capacities, arising out of the Put Right, including, without limitation, the exercise of the Put Right, any prior attempts to exercise the Put Right (and any revocation thereunder) and the circumstances which initially gave rise to the Put Right (i.e, the failure of PPDA to list the PPDA Common Stock on the Nasdaq Small Cap Market or AMEX by September 30, 2006); and

                  (y) the Call Right of PPDA shall automatically be deemed terminated, and PPDA shall be deemed to have waived and released all claims, actions and suits it may have against the Shareholders and Kauai and their respective, affiliates, successors and assigns, present and former officer, directors, shareholders, representatives, agents, and employees, in their individual and representative capacities relating to the Call Right, including, without limitation, the exercise of the Call Right; and

                  (z) for the avoidance of doubt, no Party shall have any further rights or obligations under the Eighth Amendment, Sections 5.10 or 6.11 of the Merger Agreement or any other amendments to the Merger Agreement to the extent such amendments relate to the Put Right or Call Right.

Nothing in clauses (x), (y) and (z) shall release any Party from obligations under this Agreement (including, without limitation, Section 3 below) or from fraud.

         (b) SALE OF PPDA COMMON STOCK PURSUANT TO THE MODIFICATION CONDITIONS. If the Modification Conditions fully occur on or prior to the Deadline Date, the GD Stock Payment shall be deemed made for the repurchase by PPDA of 3,699,029 shares of PPDA Common Stock owned by GD and Kauai collectively (the "GD Stock Repurchase"), and the DD Stock Payment shall be deemed made for the repurchase by PPDA of 3,699,029 shares of PPDA Common Stock owned by DD (the "DD Stock Repurchase"). PPDA shall give GD and DD written notice at least seven business days prior to the Transaction closing (or if PPDA otherwise plans to satisfy the Modification Conditions prior to the Deadline Date) along with a signed statement from a PPDA executive officer stating that PPDA intends to satisfy the Modification Conditions within seven business days after the date of the notice (collectively, the "PPDA Notice"), and within two business days after receiving the PPDA Notice, (x) GD will then send one of his (or Kauai's) existing actual stock certificate(s) (as opposed to copies) representing 3,760,789 shares of the PPDA Common Stock (the "GD Stock Certificate") and a stock power duly endorsed in blank by GD and/or Kauai, as applicable, to effect the GD Stock Repurchase (such stock power and the GD Stock Certificate, collectively, the "GD Stock Transfer Documentation"), and (y) DD will then send one of his existing actual stock certificate(s) (as opposed to copies) representing 4,229,909 shares of the PPDA Common Stock (the "DD Stock Certificate") and a stock power duly endorsed in blank by DD to effect the DD Stock Repurchase (such stock power and the DD Stock Certificate, collectively, the "DD Stock Transfer Documentation" and, together with the GD Stock Transfer Documentation, the "Stock Transfer Documentation") to PPDA's outside counsel (reasonably satisfactory to the Shareholders) under an escrow arrangement established by and satisfactory to the Shareholders and the Shareholders' counsel (provided, that, any delay by the Shareholders in sending such Stock Transfer Documentation shall not release PPDA from its payment obligations under this Section 2, but only delay such payment obligations until such Stock Transfer Documentation is sent by the Shareholders as described above, and provided, further, the Shareholders, at their sole option, may deliver such Stock Transfer Documentation under the escrow arrangement described above at any time prior to receiving the PPDA Notice). Such escrow arrangement will provide that none of the Stock Transfer Documentation will be deemed delivered unless and until the Modification Conditions are fully satisfied on or prior to the Deadline Date, and (i) if the Modification Conditions are not fully satisfied on or prior to the earlier of
(1) seven business days after PPDA sends the PPDA Notice to the Shareholders or
(2) the Deadline Date, then the Stock Transfer Documentation shall be immediately returned to the Shareholders (if the Shareholders have sent the Stock Transfer Documentation to PPDA's outside counsel as outlined above) and
(ii) if the Modification Conditions are fully satisfied within such seven business day period, then the Stock Transfer Documentation shall be deemed delivered and released.

Each Shareholder and Kauai warrants that the PPDA Common Stock owned by he or it and being repurchased by PPDA hereunder is owned by he or it and is free and clear of all liens and encumbrances.

3. PAYMENT AFTER DEADLINE DATE. In the event the Modification Conditions are not fully satisfied on or prior to the Deadline Date, then, at 12:01 A.M. (Eastern
Time), on the first business day following the Deadline Date, the Shareholders (and Kauai) shall automatically, without any further action required on their behalf, be deemed to exercise the Put Right in respect of all of the PPDA Common Stock issued to them under the Merger Agreement, and, at that time, PPDA shall pay the Shareholders the Per Share Purchase Price (i.e., $1.5662 per share) plus interest or additional amounts owed in respect thereof (all as set forth in the Eighth Amendment) for 4,699,029 shares of PPDA Common Stock owned collectively by GD and Kauai and for 4,699,029 shares of PPDA Common Stock owned by DD. For the avoidance of doubt, in the event the payment provisions under this Section 3 become applicable (i.e., the Modification Conditions are not fully satisfied on or prior to the Deadline Date), the interest described in the Eighth Amendment shall continue to accrue until the full payment for the Put Right (as such amount is contemplated by the Eighth Amendment) is made hereunder. Prior to the scheduled payment date under this Section 3 (i.e., the first business day after the Deadline Date), each of the Shareholders will cause actual stock certificate(s) (as opposed to copies) for 4,699,029 shares of the PPDA Common Stock (9,398,058 shares of PPDA Common Stock in total) and stock powers duly executed in blank to effect the transfer of such shares to be placed in escrow with the Shareholders' counsel to be automatically released to PPDA upon payment to such counsel on behalf of the Shareholders of (x) the amounts described above in this Section 3 and (y) the legal fees and expenses described in the second and third sentences of Section 9.

4. APPLICABILITY OF EIGHTH AMENDMENT. The Eighth Amendment contains a Put Right exercise deadline of August 14, 2008 and a Put Right payment deadline of August 15, 2008 (collectively, the "Put Right Deadlines"). The Parties agree that the Put Right Deadlines are null and void and no longer applicable; and instead, (a) if the Modification Conditions are fully satisfied on or prior to the Deadline Date, the Put Right payment, release and waiver provisions of Section 2 shall apply and (b) if the Modification Conditions are not fully satisfied on or prior to the Deadline Date, the Put Right exercise and payment provisions of Section 3 shall apply. For the avoidance of doubt, PPDA shall not raise any defense or objection to payments owed under Section 2 or 3 above by virtue of the Put Right Deadlines lapsing.

5. CHANGE IN STOCK. If prior to the date payments to the Shareholders are made pursuant to this Agreement (whether pursuant to Section 2 or 3 above), (a) PPDA effects a stock split or similar change to its capital structure, then the share calculations (i.e., shares of PPDA Common Stock sold by and/or reissued to the Shareholders) shall be proportionally increased and the Per Share Purchase Price shall be proportionally decreased to give effect to such stock split or similar change, or (b) PPDA effects a reverse stock split or similar change to its capital structure, then the share calculations (i.e., shares of PPDA Common Stock sold by and/or reissued to the Shareholders) shall be proportionally decreased and the Per Share Purchase Price shall be proportionally increased to give effect to such stock split or similar change.

6. DOMAIN NAME ESCROW RELEASE. If the Modification Conditions are fully satisfied on or prior to the Deadline Date (or if after the Deadline Date, full payment (including legal fees and expenses) in respect of the Put Right exercise is made to the Shareholders as set forth in Section 3 above), then the Shareholders will provide any notices or instructions reasonably necessary for Iron Mountain to release the "Escrow Account" (as defined in the Domain Name Escrow Agreement) and the "Escrow Materials" (as defined in the Domain Name Escrow Agreement) to PPDA (the "Iron Mountain Escrow Instructions") to be sent to PPDA or Iron Mountain as set forth below. In the event the Shareholders receive a valid PPDA Notice, then, within two business days after receiving the PPDA Notice, the Shareholders will send the Iron Mountain Escrow Instructions to PPDA's outside counsel (reasonably satisfactory to the Shareholders) under an escrow arrangement established by and satisfactory to the Shareholders and the Shareholders' counsel (provided, that, any delay by the Shareholders in sending such Iron Mountain Escrow Instructions shall not release PPDA from its payment obligations under Section 2 or 3 above, but only delay such payment obligations until such Iron Mountain Escrow Instructions are sent by the Shareholders as described above, and provided, further, the Shareholders, at their sole option, may deliver such Iron Mountain Escrow Instructions under the escrow arrangement described above at any time prior to receiving the PPDA Notice). Such escrow arrangement will provide that the Iron Mountain Escrow Instructions will not be released to PPDA or Iron Mountain unless and until the Modification Conditions occur on or prior to the Deadline Date and (i) if the Modification Conditions are not fully satisfied on or prior to the earlier of (1) seven business days after PPDA sends the PPDA Notice to the Shareholders or (2) the Deadline Date, then the Iron Mountain Escrow Instructions shall be immediately returned to the Shareholders (if the Shareholders have sent the Iron Mountain Escrow Instructions to PPDA's outside counsel as outlined above) and (ii) if the Modification Conditions are fully satisfied within such seven business day period, then the Iron Mountain Escrow Instructions shall be released to PPDA or Iron Mountain.

7. RELEASE OF RESTRICTIVE COVENANTS. If the Modification Conditions are fully satisfied on or prior to the Deadline Date, then upon such time as (x) the term under the DD Consulting Agreement expires and (y) GD's employment terminates under the GD Employment Agreement, (a) the provisions of Section 6(c) of the DD Consulting Agreement shall terminate and be of no further force and effect and
(b) the provisions of Section 8(c) of the GD Employment Agreement shall terminate and be of no further force and effect. Additionally, in the event that
(1) PPDA or the Company fails to make any remaining payments to DD under the DD Consulting Agreement when owed in accordance with the DD Consulting Agreement and such payments remain unpaid 30 days after DD sends PPDA written notice of such payments being past due, or (2) PPDA or the Company fails to make any remaining payments to GD under the GD Employment Agreement when owed in accordance with the GD Employment Agreement and such payments remain unpaid 30 days after GD sends PPDA written notice of such payments being past due, then, in either case, both (A) Sections 6(a) and 6(c) of the DD Consulting Agreement and (B) Sections 8(a) and 8(c) of the GD Employment Agreement shall terminate and be of no further force and effect, without limiting any other remedies GD or DD may have in respect thereof.

8. NOTICES. All notices and other communications hereunder shall be effective only if in writing and shall be deemed given or received in accordance with
Section 9.2 of the Merger Agreement; provided, that, if notices are to be sent to the Shareholders or Kauai, they shall be sent as follows:

         If to GD or Kauai:             Gregory Danzig
                                        10950 Redhawk Street
                                        Plantation, FL 33324
                                        Fax: 954.337.2258

         If to DD:                      David Danzig
                                        300 Mercer Street
                                        Apartment 33C
                                        New York, NY 10003

         In each case, with a copy to:  Edwards Angell Palmer & Dodge LLP
                                        One North Clematis Street
                                        Suite 400
                                        West Palm Beach, FL 33401
                                        Attn:  Leslie J. Croland, P.A.
                                        Fax: 888.325.9178

9. EXPENSES. Except as set forth in the following three sentences, all Parties shall pay their own respective expenses (including, without limitation, legal fees) incurred in connection with the origination, negotiation, execution and closing of this Agreement. Notwithstanding the foregoing, PPDA shall reimburse the Shareholders for up to $37,500 of legal fees and expenses incurred in connection with the origination, negotiation, execution and closing of this Agreement. For the avoidance of doubt, the $37,500 does not include legal fees and expenses of the Shareholders for which PPDA is responsible in connection with any prior Put Right exercises, Put Right revocations and Merger Agreement amendments (of which $12,085.33 is still owed by PPDA to the Shareholders). In the event of any action, suit or other proceeding to enforce this Agreement, the losing Party in such action, suit or proceeding shall pay the prevailing Party's legal fees and expenses (including, any fees and expenses of attempting to enforce this Agreement), which, for the avoidance of doubt, shall be deemed separate and apart from the Shareholders' legal fees and expenses described in the prior two sentences.

10. ASSIGNMENT. This Agreement shall not be assigned by PPDA or the Company, on the one hand, or the Shareholders, on the other hand, without the express prior written consent of the other, and any attempted assignment without such consents shall be null and void. This Agreement shall inure to the benefit of and be binding on the Parties and their respective successors and permitted assigns.

11. AMENDMENT; WAIVER. This Agreement may be amended, supplemented or otherwise modified only by a written instrument executed by PPDA or the Company, on the one hand, and the Shareholders, on the other hand. No waiver by a Party of any of the provisions hereof shall be effective unless explicitly set forth in writing and executed by the Party so waiving. The waiver by any Party of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach or performance.

12. NO THIRD PARTY BENEFICIARIES. Nothing herein shall create or establish any third-party beneficiary hereto nor confer upon any Person not a Party to this Agreement any rights or remedies of any nature or kind whatsoever under or by reason of this Agreement.

13. GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to a contract executed and performed in such State without giving effect to the conflicts of laws principles thereof.

14. CONSENT TO JURISDICTION. The Parties irrevocably agree that all actions arising under or relating to this Agreement and the transactions contemplated hereby and thereby shall be brought exclusively in any United States District Court or Massachusetts or Florida State Court located in Norfolk County, Massachusetts, or Broward County, Florida, having subject matter jurisdiction over such matters, and each of the Parties hereby consents and agrees to such personal jurisdiction, and waives any objection as to the venue, of such courts for purposes of such action.

15. ENTIRE AGREEMENT. This Agreement (and the other documents referred to herein, including, without limitation, the Merger Agreement and the Eighth Amendment) set forth the entire understanding of the Parties hereto and supersede all prior agreements whether written or oral relating to the same subject matter.

16. SEVERABILITY. If any provision of this Agreement shall be declared by any court of competent jurisdiction to be illegal, void or unenforceable, all other provisions of this Agreement shall not be affected and shall remain in full force and effect. If any provision of this Agreement is so broad as to be unenforceable, that provision shall be interpreted to be only so broad as is enforceable.

17. BUSINESS DAY. For purposes of this Agreement, "business day" means a day on which the New York Stock Exchange is scheduled to be open as of the date hereof.

18. SIGNATURES. This Agreement shall be effective upon delivery of original signature pages or facsimile copies thereof executed by each of the Parties (or upon such signature pages being sent via e-mail to each of the Parties as a portable data format (pdf) file or image file attachment).

19. COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument. The Parties to this Agreement need not execute the same counterpart.

         IN WITNESS WHEREOF, the parties hereto have entered into and signed this Agreement as of the date and year first above written.


                                  PIPELINE DATA INC.

                                  By: /s/ MacAllister Smith
                                      ------------------------------------------
                                  Name:   MacAllister Smith
                                  Title:  Chief Executive Officer and President



                                  CHARGE.COM, INC.

                                  By: /s/ MacAllister Smith
                                      ------------------------------------------
                                  Name:   MacAllister Smith
                                  Title:  Chief Executive Officer and President



                                  SHAREHOLDERS:


                                  /s/ Gregory Danzig
                                  ----------------------------------------------
                                  Gregory Danzig, individually and as the duly
                                  authorized  representative of
                                  Kauai Investment Holdings, LLC


                                  /s/ David Danzig
                                  ----------------------------------------------
                                  David Danzig